

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3010

June 1, 2009

Thomas E. O'Hern
Chief Financial Officer
The Macerich Company
401 Wilshire Boulevard, Suite 700
Santa Monica, California 90401

> **Re:** **The Macerich Company**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2008**
> **Filed February 27, 2009**
> **File No. 001-12504**

Dear Mr. O'Hern:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business

Recent Developments, page 2

1. Please explain to us how the exchange of your ownership interest in the Rochester Properties for an ownership interest in the non-Rochester properties was related to the redemption of the Class A PPCUs.

Business of the Company, page 6

2. Please tell us whether you had any tenant that accounted for 10% or more of your total rents, as opposed to minimum rents. Explain why you identify your ten largest tenants based on minimum rent rather than total rent. Also, please tell us the portion of your total rents for the fiscal year that were comprised of minimum rent versus percentage rent.

Mall and Freestanding Stores, page 8

3. We note your statement that "to include space over 10,000 square feet would provide a less meaningful comparison" when comparing rental rate activity. Please explain to us why you believe space of 10,000 square feet and under provides a more meaningful comparison than presenting a rental rate activity comparison for all your tenants.

4. We note that you have provided the average base rent per square foot for the last three years. Please provide this information for the last five years prior to the date of the filing. Furthermore, please provide the collective average base rent per square foot for all tenants, including anchors, for each of the last five years. Please provide such disclosure in future filings and tell us how you plan to comply.

Cost of Occupancy, page 9

5. Please explain to us in more detail the expenses that are included in cost of occupancy and confirm that you will provide similar disclosure in future filings. Also, please tell us why you measure cost of occupancy as a percentage of total Mall Store sales rather than a percentage of rent.

Lease Expirations, page 10

6. We note that you have disclosed the lease expiration dates for your mall and freestanding stores with 10,000 square feet and under. Please expand the disclosure to provide a schedule of lease expirations for all stores, including anchors and other stores with greater than 10,000 square feet, on a portfolio basis. Also, please disclose the percentage of gross annual rental represented by expiring leases in each year. Provide this disclosure in future filings and tell us how you plan to comply.

Anchors, page 11

7. Refer to the bottom of the table on page 12. Please tell us why you have identified stores at centers not owned by Macerich. It is not clear why this disclosure is relevant to your business. Revise future filings to provide appropriate clarification.

Item 1A. Risk Factors, page 15

8. Please revise future filings to include a risk factor addressing the risk that you may pay distributions from sources other than cash flow from operations. The risk factor should include a discussion of the risk that distributions paid from borrowings will require you to divert additional future cash flows to debt service and that a lack of cash available for distributions may cause you to liquidate properties at unfavorable prices.

Item 2. Properties, page 24

9. Please tell us the occupancy rates, expressed as a percentage, of your centers for each of the last five years on a portfolio basis. Confirm that you will provide similar disclosure in future filings.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Overview and Summary

Mervyn's, page 43

10. We note your disclosure that Mervyn's has entered bankruptcy and rejected 22 of its lease agreements with the Company. Explain to us, and enhance your MD&A disclosure to discuss, the expected loss of future rental income as a result of the Mervyn's bankruptcy. In your response tell us whether the Company continues to accrue rental revenue related to these lease and if so, the amount outstanding as of year end.

11. Tell us whether the Company performed impairment analyses of the centers anchored by Mervyn's as a result of the Mervyn's bankruptcy and the results of these analyses.

Liquidity and Capital Resources, page 54

12. It appears from your Consolidated Statements of Cash Flows that your distributions exceeded your cash flows from operations for the current year by approximately $34 million. Explain to us, and expand the liquidity section of your MD&A, to discuss the funding sources used to pay these distributions.

Funds From Operations, page 57

13. We are unclear how your calculation of FFO complies with the requirements of Item 10(e) of Regulation S-K and the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Specifically it appears that you have adjusted FFO for certain recurring items such as write-down of consolidated assets, adjustment of minority interest due to redemption value and gains on sales of undepreciated assets. Explain to us how these adjustments are appropriate in accordance with Item 10(e) of Regulation S-K and tell us how you have met all the disclosure requirements of Item 10(e) of Regulation S-K and question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Robert Telewicz at 202-551-3438 or the undersigned at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin at 202-551-3391 or Karen Garnett at 202-551-3785 at with any other questions.

Sincerely,

Kevin Woody
Branch Chief